August 22, 2008
VIA EDGAR AND OVERNIGHT MAIL
Jennifer Gowetski, Esq.
Kristina Aberg, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Invesco Agency Securities Inc.
Amendment No. 2 Registration Statement on Form S-11
Filed August 22, 2008
File No. 333-151665
Dear Ms. Gowetski and Ms. Aberg:
     On behalf of our client, Invesco Agency Securities Inc., a Maryland corporation, we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-11 (File No. 333-151665) (the “Registration Statement”), filed by the Company on June 16, 2008. The purpose of Amendment No. 2 to the Registration Statement is solely to file certain exhibits to the Registration Statement.
     Additionally, we are transmitting with this letter drafts of the Clifford Chance US LLP 5.1 legal opinion and 8.1 tax legal opinion that we intend to file by subsequent amendment to the Registration Statement.
     We have provided each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter, two courtesy copies of Amendment No. 2 filed by the Company on the date hereof and two courtesy copies of the Clifford Chance US LLP legal opinions referred to above.
     We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 2 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Jay L. Bernstein at 212-878-8527.
Very truly yours,
/s/ Andrew S. Epstein

Ms. Jennifer Gowetski	August 22, 2008
Ms. Kristina Aberg	Page 2
United States Securities and Exchange Commission

cc:	Securities and Exchange Commission
Jennifer Monick
Kevin Woody

Invesco Agency Securities, Inc.
Jeffery H. Kupor

Skadden, Arps, Slate, Meagher & Flom LLP
David J. Goldschmidt

Clifford Chance US LLP
Jay L. Bernstein

DRAFT: AUGUST 22, 2008
FORM OF CLIFFORD CHANCE EX 5.1 LEGAL OPINION
_______, 2008
Invesco Agency Securities Inc.
1555 Peachtree Street, NE
Atlanta, Georgia 30309
Ladies and Gentlemen:
     We have acted as counsel to Invesco Agency Securities Inc. (the “Company”) in connection with the offer and sale by the Company of shares of its common stock, par value $0.01 per share (the “Common Stock”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-151665) (together with any amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).
     In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.
     Based on the foregoing, and such other examination of law as we have deemed necessary, we are of the opinion that the Common Stock has been duly and validly authorized and, when issued and sold in the manner contemplated by the prospectus for the offering of shares of Common Stock included in the Registration Statement, such shares of Common Stock will be legally issued, fully paid and non-assessable.
     We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.
Sincerely,

DRAFT: AUGUST 22, 2008
FORM OF CLIFFORD CHANCE EX 8.1 TAX OPINION
[•], 2008
Invesco Agency Securities Inc.
1360 Peachtree Street, NE
Atlanta, Georgia 30309

Re:	REIT Qualification of Invesco Agency Securities Inc.
Ladies and Gentlemen:
We have acted as counsel to Invesco Agency Securities Inc., a Maryland corporation (the “Company”), in connection with the registration by the Company of up to [•] shares of its common stock, $0.01 par value (the “Common Stock”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-11 as of the date hereof with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (together with any amendments thereto, the “Registration Statement”). Except as otherwise indicated, capitalized terms used in this opinion letter have the meanings given to them in the Registration Statement.
In rendering the opinions expressed herein, we have examined and, with your permission, relied on the following items:
1. the Articles of Amendment and Restatement of the Company;
2. the bylaws of the Company;
3. the Agreement of Limited Partnership of IAS Operating Partnership LP, a Delaware limited partnership (the “Operating Partnership”);
4. a Certificate of Representations, (the “Certificate of Representations”) dated as of the date hereof, provided to us by the Company, the Operating Partnership and Invesco Institutional (N.A.), Inc., a Delaware corporation (the “Manager”);
5. the Registration Statement; and
6. such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion referred to in this letter.
In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents

[•], 2008	Page 2
and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true and correct, (v) all obligations imposed by any such documents on the parties thereto have been performed or satisfied in accordance with their terms, (vi) the Company and the Operating Partnership at all times will operate in accordance with the method of operation described in their organizational documents, the Registration Statement and the Certificate of Representations, and (vii) no action will be taken following the filing of the Registration Statement that is inconsistent with the Company’s qualification as a REIT for any period subsequent to the filing of the Registration Statement. As of the date hereof, we are not aware of any facts inconsistent with the statements in the organizational documents, the Registration Statement or the Certificate of Representations.
For purposes of rendering the opinions stated below, we have assumed, with your consent, the accuracy of the representations contained in the Certificate of Representations provided to us by the Company, the Operating Partnership and the Manager, and that each representation contained in such Certificate of Representations to the best of the Company’s, the Operating Partnership’s or the Manager’s knowledge or belief is accurate and complete without regard to such qualification as to the best of such entity’s knowledge or belief. These representations generally relate to the organization and proposed method of operation of the Company and the Operating Partnership.
Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:
1. Commencing with its taxable year ending December 31, 2008, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation as described in the Registration Statement and as set forth in the Certificate of Representations will enable the Company to meet the requirements for qualification as a REIT under the Code; and
2. The statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” to the extent they describe applicable U.S. federal income tax law, are correct in all material respects.
The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinion. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to

[•], 2008	Page 3
be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.
The opinions set forth above represent our conclusions based upon the documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein. Moreover, the Company’s qualification as a REIT depends upon the ability of the Company to meet for each taxable year, through actual annual operating results, requirements under the Code regarding gross income, assets, distributions and diversity of stock ownership. We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year will satisfy the tests necessary to qualify as or be taxed as a REIT under the Code. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Certificate of Representations.
The opinions set forth in this letter are: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of the Company. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.
Very truly yours,